UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of December 2011

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__

PRESS RELEASE Paris, December 6, 2011

INVESTOR DAY

PRESENTATION OF STRATEGIC PLAN AND COMPANY OUTLOOK
TRANSFORMATION COMMENCED
ACCELERATED REORGANIZATION AND DELEVERAGING
COST REDUCTION TARGETS INCREASED
PROPOSED DIVIDEND OF €0.70 PER SHARE IN 2012 AND 2013

Veolia Environnement is hosting an Investor Day today, during which the Company will present details of its transformation plan and financial outlook. This transformation plan is composed of 3 dimensions:

▪	Restructuring of the Company’s Divisions and portfolio of activities

o	In view of this plan, the Company will accelerate the restructuring of its activities, resulting in the divestment of €5 billion in assets during the next two years, in particular:

▪	concentration on three Divisions, (Water, Environmental Services and Energy Services), with a recomposition of the Veolia Transdev shareholding in conjunction with the Caisse des Dépôts;

▪	the divestment of regulated Water operations in the United Kingdom and solid waste operations in the United States,

▪	and continued rationalization of the Company’s geographic footprint.

▪	Significant reduction in net financial debt(1)

o
Net financial debt is targeted to be reduced to less than €12 billion by the end of 2013 as the proceeds from an increased divestment program will primarily be utilized to reduce debt, and the Company will maintain strict investment control.

o	The net financial debt leverage ratio(2) is targeted to be reduced to approximately 3.0x(3) by the end of 2014.

▪	Organizational transformation and an increase in cost reduction targets via the Company’s Convergence Plan:

o
The Company has commenced a significant organizational transformation, incorporating plans to standardize processes, reinforce management and operational control and streamline the Company’s organizational structure;

o
Initiate a program of increased targeted cost reductions, which, based on the new perimeter of the Company, are expected to contribute €120 million (net of implementation costs) to operating income in 2013, €220 million in 2014 and €420 million in 2015.

(1) Net financial debt includes: gross financial debt (non-current borrowings, current borrowings, bank overdrafts and other cash position items), net of cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt.

(2) Net financial debt / (Cash flow from operations + principal repayments on operating financial assets)

(3) ± 5%

This transformation will provide the means to significantly improve the Company’s financial flexibility.  This transformation will also allow the Company to continue to capture the most attractive profitable organic growth opportunities, particularly in countries experiencing strong growth in which the Company’s footprint will be reinforced.

In addition, negotiations with EDF have been engaged in view of reinforcement of the Company’s partnership with EDF in Energy services.

Outlook

As announced on November 10, 2011, for the full year 2011, the Company confirms that adjusted operating income at constant exchange rates excluding Veolia Transdev is expected to decline compared to 2010 published adjusted operating income excluding Veolia Transdev. The amount of this reduction may be similar to that reported for the nine months ending September 2011.

For the period 2012-2013, Veolia Environnement has an objective to divest €5 billion in assets and reduce net financial debt below €12 billion by the end of 2013.  In addition, for 2013, on the basis of the new Veolia perimeter, Veolia Environnement targets €220 million in gross cost reductions and €120 million in net cost reductions (after implementation costs).  Finally, the Company will propose a dividend of €0.70 to be paid in 2012 and 2013 in association with each of the fiscal years 2011 and 2012.

After 2013, and assuming a mid-cycle economic environment, the Company targets annual organic revenue growth of more than 3%, annual adjusted operating cash flow growth of more than 5%, attainment of a net financial debt leverage ratio of 3.0x, and to return to a dividend payout ratio in line with the Company’s historic average.

Antoine Frérot, Veolia Environnement Chairman and Chief Executive Officer indicated:  “The strategic plan that we are announcing today is going to drive a profound transformation of our Company in order to adapt to the current economic and financial environment and to quickly position Veolia Environnement to capture the most attractive growth opportunities.  It is an ambitious, but realistic plan. My management team and I are committed to this effort with conviction and confidence.”

The Investor Day will be webcast and available on our web site www.finance.veolia.com and will include a question and answer session with the attending audience. The slide presentation will also be available on Veolia Environnement’s main web site.

Taking into account the Company’s transformation, and on the basis of 2010 previously published figures, the new financial profile of the Company would be as follows:

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental services. With more than 315,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €34.78 billion in 2010.

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release and the related documents (“Documents”) contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other securities regulations to which Veolia Environnement is subject.

The purpose of these Documents is to describe the strategy that Veolia Environnement intends to pursue in the coming years, and some of the financial objectives and targets that result from this strategy.  As a result, substantially all of the information in these Documents includes “forward-looking statements,” and readers are cautioned to keep this in mind as they review these Documents.

Readers should also be aware that certain figures in these Documents are estimates or objectives for future years. The numbers in these Documents which are estimates, objectives or forward-looking statements, may be identified by the letter “e” marked after a year or words such as “believe,” “expect,” “anticipate,” “target” or similar expressions.  Even where we indicate that a figure for a future year is a “minimum” amount, this means that we are hoping to achieve a better result, but it is not a guarantee that we will actually achieve the minimum.

The estimates and objectives in these Documents are based on current assumptions regarding future market conditions, as well as targets set by management.  While Veolia Environnement believes that these assumptions and objectives are reasonable, we cannot guarantee the future performance of the group and we may not achieve the results indicated.  In particular, we might not realize the objectives in these Documents for reasons such as the following:

·	We might not be able to realize all of the divestments that we are hoping to make. If we do, the proceeds may be lower than we currently expect.

·
We might not be able to achieve the cost adjustment targets described in this document.  This would be the case, for example, if the synergies from our new organizational structure turn out to be lower than we expect, or if we are not able to implement some or all of these organizational changes.

·	Market conditions may vary, in some cases significantly, compared to the assumed conditions that we used for purposes of determining our objectives and targets.

In addition to these risks, we urge investors to take note of the risks described in the documents we have previously filed with the U.S. Securities and Exchange Commission, particularly those discussed in the Risk Factors section of our annual report on Form 20-F filed with the SEC on April 19, 2011.

Veolia Environnement’s outlook and strategy may change at any time in response to the risks mentioned above or other risks that are currently unknown to us.  We are not obligated to and do not undertake to provide updates to or revisions of any forward-looking statements made in these Documents or in any Veolia Environnement public filing, whether as a result of new information, future events, or otherwise.

Analyst and institutional investor contact: Ronald Wasylec +33 1 71 75 12 23

US Investors contact: Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.finance.veolia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  December  6, 2011

VEOLIA ENVIRONNEMENT By: /s/ Olivier Orsini
Name: Olivier Orsini Title: Secretary General